Filed by Hyperion Solutions Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Brio Software, Inc.
Commission File No.: 000-23997

The following is a transcript of a presentation made by Hyperion Solutions Corporation to members of the financial analyst community on July 23, 2003.

Forward-Looking Statements

This communication contains forward-looking statements that involve risks and uncertainties concerning Hyperion’s proposed acquisition of Brio Software, Hyperion’s expected financial performance, as well as Hyperion’s strategic and operational plans. Actual events or results may differ materially from those described in this communication due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close, or that the closing may be delayed; the reaction of customers of Hyperion and Brio Software to the transaction; Hyperion’s ability to successfully integrate Brio Software’s operations and employees the introduction of new products by competitors or the entry of new competitors into the markets for Hyperion’s and Brio Software’s products; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect Hyperion’s business and financial results is included in Hyperion’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002 and its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov. For more information and additional risk factors regarding Brio Software, see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Brio Software’s Annual Report on Form 10-K for the fiscal year ended March 31, 2003 and in other reports filed by Brio Software with the SEC. Neither Hyperion nor Brio Software undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release.

Additional Information About the Proposed Merger and Where to Find It

Hyperion and Brio Software intend to file with the SEC a proxy statement/prospectus and other relevant materials in connection with the proposed acquisition (the “Merger”) of Brio Software by Hyperion, pursuant to the terms of an Agreement and Plan of Merger and Reorganization among Hyperion, T-Bird Acquisition, Inc., a wholly owned subsidiary of Hyperion, and Brio Software, Inc. The proxy statement/prospectus will be mailed to the stockholders of Brio Software. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Hyperion, Brio Software and the proposed Merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Hyperion or Brio Software with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Hyperion by contacting Hyperion Investor Relations, 1344 Crossman Avenue, Sunnyvale, CA, 94089, telephone (408) 220-8769. Investors and security holders may obtain free copies of the documents filed with the SEC by Brio Software by contacting Brio Software Investor Relations, 4980 Great America Parkway, Santa Clara, CA 95054 (408) 496-7400. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

Hyperion, Jeff Rodek, Hyperion’s Chairman and Chief Executive Officer, and certain of Hyperion’s other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software’s stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Rodek and certain of Hyperion’s other executive officers and directors in the solicitation by reading the proxy statement/prospectus statement when it becomes available.

Brio Software, Craig Brennan, Brio Software’s President and Chief Executive Officer, and certain of Brio Software’s other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software’s stockholders in connection with the proposed merger. Such individuals may have interests in the proposed Merger, including as a result of holding options or shares of Brio Software common stock. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Brennan and Brio Software’s other executive officers and directors in the solicitation by reading the proxy statement/prospectus when it becomes available.

PRESENTATION

Operator

Good day, everyone, welcome to the Hyperion Solutions Corporation fourth quarter and year-end 2003 earnings release. A reminder today’s conference is being recorded. For opening remarks and introductions, I would like to turn the call over to Linda Snyder, Director of Investor Relations. Please go ahead.

Linda Snyder - Hyperion Solutions Corp. — Director of Investor Relations

Thank you. Good afternoon, thank you for joining us today. We’re very excited today to talk to you about what we believe will be a great combination in Hyperion and Brio. In addition, we will review our fiscal 2003 fourth quarter and year-end results. I hope you have seen the press releases we have issued this afternoon. Along with our earnings release, we issued a supplementary financial data sheet as we do every quarter, including a further breakdown of our results. You can access all of the materials in the investor relations section of our website at www.Hyperion.com. Joining me today are Jeffrey Rodek, our Chairman and CEO, Godfrey Sullivan, our President and COO, and David Odell, our CFO. Jeff, Godfrey, and David have prepared remarks and we’ll then be available for questions.

During this teleconference, we may make projections or other forward-looking statements regarding future events or future performance for our company. I caution you the statements are only predictions and actual events or results may differ materially. I refer you to the documents we filed with the SEC, including forms 10-K and 10-Q. These documents identify important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. The company doesn’t undertake any obligation to update the forward-looking statements to reflect future events or circumstances.

Now I’ll turn the call over to Jeff.

Jeff Rodek - Hyperion Solutions Corp. — Chairman and CEO

Thank you, Linda. Welcome everyone to our conference call. Today is an exciting and important day for Hyperion and Brio. We announced this afternoon that we signed a definitive agreement to acquire Brio. We also announced that we signed an OEM agreement to immediately begin selling Brio’s enterprise reporting, query and analysis, and dashboarding capabilities to our customers. By adding Brio’s easy-to-use query capabilities to Hyperion, this will extend Hyperion’s leadership as the world’s largest provider of business performance management software. In this new era of accountability, our vision is to provide customers breakthrough performance everywhere throughout the organization, from the boardroom to the front line. Brio’s products will enable us to advance the power and reach of our solutions beyond finance- in an easy-to-use way to tens of thousands of workers in all corners of the enterprise. This acquisition will combine the power of our applications with a strengthened ability to do enterprise wide reporting and analysis. We’re delighted to add Brio’s award-winning products.

Brio 8 represents the broadest and most highly integrated suite of BI tools in the industry. SQR is the standard for enterprise reporting with over 35,000 developers worldwide. And Brio Metrics Builder is an advanced environment for creating, configuring, and delivering metrics that govern company performance. Very important is that this acquisition enables us to expand our addressable market in one of the fastest-growing areas of software. With Brio’s complementary solutions, Hyperion expects to capture customers earlier in the buying cycle when their needs grow from simple reporting against transactional systems to dynamic performance monitoring of key performance measures to KPI dashboarding. Hyperion expects that Brio’s improved corporate viability as a result of the acquisition will accelerate the adoption of Brio’s products. We’re announcing this acquisition after two years of solid progress.

For fiscal 2003, we grew license revenue 3%, total revenues 4%, and more than doubled our operating margin to 10% over fiscal 2002. The business model that we have put in place with an improved revenue mix and associated cost structure is driving our improved profitability. We have a clear strategy and a great team that has grown more cohesive and effective every day. Our balance sheet is strong. We have the talent and financial wherewithal to fuel expansion and execute an acquisition like Brio the right way. This acquisition well-executed puts us in a position to further expand our market leadership.

And now, I will turn the call over to David to discuss our results in more detail and the key financial points of our planned acquisition. David.

David Odell - Hyperion Solutions Corp. — CFO

Thank you, Jeff. And good afternoon, everyone. There are three major topics I would like to address. First, I will summarize our financial results for Q4 and fiscal 2003. Then I will present our guidance and discuss what we expect the financial impact of the Brio acquisition will be. Last, I will touch upon the stock repurchase plan we announced today. In my discussions, all of my comparisons will be year-over-year unless I specify otherwise.

On an overall basis, our fourth quarter results are in line with our expectations. Total revenues of $138 million grew 2% primarily fueled by a 9% increase in maintenance revenue and a 13% increase in consulting and training revenue. Although license revenue declined 9% from last year’s strong Q4 results, we had our best quarter ever for Hyperion Planning, which drove suite-based application revenues growth of 16%. We are also very pleased in sales of Hyperion Strategic Finance, the product for financial modeling and scenario analysis we acquired from The Alcar Group in April exceeded plan. Excluding the benefit of a weak U.S. dollar, total revenues would have declined 3% and license revenues would have declined 12%. Regarding our channel partnerships, no single partner represented more than 10% of total revenue during the quarter. Some of our key performers included IBM, Lawson, and BearingPoint. With respect to operating expenses, there were two primary items that pushed them above the $121 to $122 million range that we had indicated on the April call.

First, we recorded additional facilities-related charges totaling $1 million for properties we exited or will be subleasing at a loss. And second, we spent an additional $500,000 in June on demand generation marketing activities. We increased operating margin in Q4 to 10%, up from 6%. The key driver’s underlying this were the expansion of gross margins on maintenance and services, which improved from 55% to 59% and were driven by higher utilization rates in consulting. And also, a reduction in our G&A expense by $5 million year-over-year.

Regarding the balance sheet, we generated $15 million in cash flow from operations. Cash and short-term investments totaled $417 million, the best cash balance. With respect to the accounts receivable portfolio, I would like to make a couple of comments. When we evaluate the adequacy of the allowance for doubtful accounts each month, we calculate the required amount of reserves based upon the aging of invoices. We also record specific reserves for individual invoices when is necessary. During Q4, our provisions for bad debt totaled $419,000 while net write-offs totaled $2.6 million. Our AR portfolio has never been in better condition since I arrived at Hyperion nearly three years ago. With 88% of the portfolio due in less than 90 days at quarter end. Now, because of the current nature of the AR portfolio, the allowance for doubtful accounts is lower.

Deferred revenue increased to $105 million from $95 million in June of 2002 and $99 million in March. The highest balance ever and attributable to growth in deferred maintenance revenues. When I consider the high quality of these three items, cash, accounts receivable and deferred revenue, I believe our balance sheet has never been stronger.

Now, turning our attention to fiscal ‘03 highlights. License revenues were up 3%, maintenance revenue increased 14%, somewhat offset by consulting and training revenue declining 12% for a total revenue increase of 4%. We increased operating margins from 4% to 10%, more than doubled net income and earnings per share and significantly strengthened our balance sheet.

And now, I will address our guidance for the September quarter. Because we expect the Brio acquisition to close during the

December quarter, our guidance reflects Hyperion’s results only. We expect Q1 total revenues to be in the range of $122 to $126 million. We expect Q1 earnings per share to be in the range of 18 to 24 cents. This assumes an effective tax rate of 37% and 37.5 million diluted shares outstanding for Q1.

And now, on to our exciting news regarding Brio. This is a part-stock, part-cash transaction. Brio’s shareholders will receive a combination of .109 of shares of Hyperion common stock and approximately 36 cents of cash for each share of Brio common stock. Based upon Hyperion’s closing stock price of $28.18 on July 22, the transaction is valued at approximately $142 million. Brio shareholders will own approximately 10.5% of Hyperion post closing. With respect to the nature of the part-stock, part-cash transaction, I would characterize the stock element as reflecting the spirit of the transaction whereby Brio shareholders wanted the opportunity to participate in Hyperion’s upside potential. The cash element is consistent with our stated intent to invest our available cash. We expect that this transaction will close in the December 2003 quarter, and we expect it to be accretive to earnings per share on a GAAP basis in calendar year 2004. The transaction is subject to a number of contingencies, including approval by Brio stock holders and regulatory approvals. While it’s a function of how quickly we’re able to realize expense savings from the combined organization, we expect that the transaction will be accretive to earnings per share on a GAAP basis beginning in the June 2004 quarter.

Now, I know that some analysts like to evaluate these transactions, excluding purchase accounting adjustments for amortization of intangibles and the deferred revenue haircut. On this basis, we expect that the transaction will be accretive in the March 2004 quarter. As with a transaction such as this, we expect to realize cost savings and are focused on achieving these as soon as practicable. Our integration team is in place and has already established good momentum. However, regulatory requirements limit our ability to comment specifically about our plans for products, employees and integration. We believe that a conservative estimate of annual operating expense synergies is in the range of $12 to $15 million. As far as providing guidance on the combined entity is concerned, we plan to issue such guidance on the first earnings call subsequent to the transaction closing. And finally, I would also like to note that we have approximately 16% of shares under a voting agreement that are supportive of this transaction.

We also announced today that our board of directors has authorized us to repurchase up to $125 million of our common stock. We will determine the timing and amount of shares to be repurchased, based upon market conditions and other factors and will effect repurchases in accordance with applicable regulations. We’re undertaking this because we believe it’s the best utilization of our significant cash balance. This is consistent with our comments over the past two years regarding our planned use of cash.

And now, I’ll turn the call over to Godfrey for color commentary on our Q4 results and a discussion of our acquisition of Brio. Godfrey.

Godfrey Sullivan - Hyperion Solutions Corp. — President and COO

Thank you, David. Hyperion kicked off fiscal ‘03 with three goals: To become the leader in Business Performance Management software, to lead with our applications and support with our platform and to create an integrated family of products. Here’s a quick progress report on those three goals. In terms of Business Performance Management leadership, Hyperion has helped define the category, gained awareness and provide continuing thought leadership. We helped launch the industry’s first and only Business Performance Management forum, an independent organization dedicated to helping companies better manage and improve their business performance and accountability. Already, over 175 global companies have joined the forum. Hyperion is having the highest ability to execute among the visionary companies in their first-ever Corporate Performance Management magic quadrant. Metagroups SPECS award gave us the highest ranking based on our functionality and market strength. The media and the financial communities doubled their coverage of Hyperion due to our Business Performance Management vision and our solutions. And in Business Week’s July 8th issue, Hyperion was named as the industry leader likely to be the beneficiary of spending increases and the Business Performance Management software category. Finally, we delivered our most successful solutions conference ever, and attendance at our user-group meetings, seminars, webcasts and jointly-sponsored partner events continues to rise.

On the product front, we delivered major enhancements in functionality, interoperability, scaleability and ease of use. With the release of version 3.0 of our suite-based applications, customers now have the best functionality along with a common user interface, single sign-on, and an enhanced data exchange process. On scaleability, benchmarks done with Intel, IBM and BEA demonstrated that thousands of users can use our solutions without a performance decline. During the year, our Hyperion Financial Management customer base doubled and our planning customer base also increased by 95%. Revenues for the suite-based applications grew 16% year-over-year. And the success of our implementations has improved along with our customer satisfactions, of course. During FY03, the number of live customer references for our suite-based applications more than tripled. I want to thank and congratulate every employee in the company for helping us achieve our goals in becoming the leader of Business Performance Management.

Now on to Q4 specifics. In Q4, our North American consulting services group had its best quarter since we modified our business model more than a year and a half ago to reduce channel conflict with our implementation partners. I’m happy to report the organization’s revenue increased and it’s now returning to profitability. On the software license side, as you heard on the call earlier, Q4 was challenging, but we met our expectations. Compared to Q4 a year ago, North America’s license revenue declined by 16% and international revenue remained flat. On the product side, we had our best quarter ever with Hyperion planning and in our first quarter with Hyperion strategic finance, we doubled the run rate compared to preacquisition levels. So, performance varied greatly across North America and that’s an area of focus for us. 69% of our revenue came from our install base, which is a strong testament to the continued confidence of our existing customers. Some of our major customer wins this quarter included Allied Irish banks, Chanel, Grupo SONAE, Honeywell, Intuit, McDermott incorporated, Michelin, Petrobras, Symantec, the Interpublic Group of Companies and Westcorp.

I would now like to report highlights from our development team. During the quarter, we made progress in interoperability by delivering a common security infrastructure to our entire business performance management suite. This framework simplifies the deployment of secure Hyperion BPM applications across the enterprise and is compliant with industry securities standards. We released Hyperion planning 3.3 with much-improved scaleability. In a performance benchmark at IBMs labs up to 1,800 people concurrently use this version of Hyperion planning without any significant performance degradation. At our customer solutions conference, we previewed version 7.0 of our Essbase XTD platform to allow users to work effortlessly between applications, extended business processes and share metadata models. On a partnership front, we entered into a partnership with Teradata for them to resell Hyperion XTD. Companies housing corporate data in Teradata’s warehouse can link seamlessly to the platform and our applications. This relationship has already paid dividends as we signed our first joint customer in Q4, a seven- figure transaction. Another new key partner we signed in Q4 was American Management Systems. This partnership will enable Hyperion to better penetrate and serve the federal, state, and local government agencies. Our relationship with IBM continues to strengthen and, once again, our largest customer in the quarter was a result of team selling with IBM.

On the development side, we’re working closely together to optimize our Essbase XTD platform for improved performance with DB2.

Now details on the Brio acquisition. Why Brio? Brio’s award-winning Business Intelligence products fill our gaps in the ad hoc query and reporting, enterprise reporting, and KPI management and dashboarding areas. Together, we’re now able to provide our customers with end-to-end fully-integrated Business Performance Management solutions. Brio’s well-known leadership and the ease of use was also another strategic driver for the acquisition. Requiring little training and support, Brio products can be easily used by data administrators, financial business analysts and operational business users. This ease of use enables customers to deploy across the enterprise more quickly resulting in a lower, total cost of ownership. The company also has a strong foundation of core customers. Serving over 10,000 customers across 80 different countries with more than 2 million active users. Brio possesses a broad reach beyond finance and operational areas, such as customer-relationship management, human capital management and supply chain management. Companies like Wells Fargo, Intuit, Pfizer, Motorola and Toyota have been satisfied Brio customers for years. We share many common customers and we see tremendous opportunity to providing a fully integrated solution to their customers and ours. Together, Brio and Hyperion will create tremendous organizational and operational synergies. Hyperion can dramatically improve the reach of Brio’s products through the strength of our sales force and distribution channels. And, we believed, that improved corporate viability will accelerate the adoption rate for Brio products. The two companies also already have complementary geographic successes and global presence. Finally, we share a similar culture, similar vision of business performance management and our headquarters are only two miles apart, which should make this integration relatively smooth.

Moving on to our integration plan, Hyperion and Brio will continue to operate independently between now and the close of transaction. We expect to continue to execute against our current plans aggressively. At the close of the transaction, all functional business units will operate as one company. We will drive for organizational efficiencies and reduce redundancies. We’re committed to Brio’s products and Brio’s customer base. We will continue to market, sell, and develop the Brio product line. We will begin reselling all of Brio products immediately as part of the OEM agreement. Upon close, the Brio product family will be rebranded as Hyperion products.

On the product integration front, customers already benefit today from the existing integration between Hyperion and the Brio flagship platforms, especially the integration between Brio Performance Suite 8 and the Hyperion Essbase XTD platform. We’ll integrate our products in several phases. We’ll begin by integrating the Brio BI tools with the Hyperion Business Performance Management applications followed by integrating Brio applications with Hyperion’s Business Performance Management platform. Then we’ll develop a single suite for query reporting and analysis against both relational and multidimensional data.

I’m very excited about this planned acquisition. We’re optimistic that this transaction will bring our customers closer to realizing their Business Performance Management vision. And it will further solidify our leadership position and Business Performance Management software category.

Jeff, back to you.

Jeff Rodek - Hyperion Solutions Corp. — Chairman and CEO

Thanks, Godfrey. Well, as I said before, we have just completed two years of solid progress. We have a clear strategy and a team that has grown more cohesive and effective every day. The balance sheet, best ever. We have the talent and wherewithal to fuel expansion and execute an acqusition like Brio the right way. This acquisition well executed puts us in a position to further expand our market leadership in business performance management. I am very much looking forward to a very exciting fiscal 2004. Now operator we are ready to take questions.

QUESTION AND ANSWER

Operator

Thank you, Mr. Rodek. Ladies and gentlemen, at this time, if you have questions or comments, simply press star 1 on your telephone. We’ll take as many questions as time permits and proceed in the order that you signal us. That’s star 1 for questions and we’ll pause for just a moment to give everyone a chance to respond. We’ll take our first question today from Adam Holt of J.P. Morgan.

Adam Holt - J.P.Morgan — Analyst

Good afternoon. A couple of questions about the Brio deal. First, could you comment first on the timing of the transaction. Was this at all in response to the Business Objects/Crystal deal, and along that line, what does this transaction do to your Crystal relationship.

Jeff Rodek - Hyperion Solutions Corp. — Chairman and CEO

Yes, this is Jeff. First of all, it’s not related to that, that other transaction. We know the Brio products quite well. It’s a very careful combination of two companies. Obviously, a transaction is not crafted in four days, so this is very consistent with our strategy. We said for several years now that Q&R and better relational access is core to our strategy and we’re replacing an OEM with Crystal with the fantastic technology of Brio. As far as, um, any comments on the transition with Crystal, why don’t I pass that over to Godfrey.

Godfrey Sullivan - Hyperion Solutions Corp. — President and COO

So we have entered into an OEM agreement with Brio, so we will begin selling the Brio products through an OEM relationship immediately and through the closing period. We will, of course, unwind our relationship for the Crystal, the Crystal OEM contract. Of course, we’ll continue to support our customers who have purchased the Crystal reporting solutions and offer them as well a migration path towards the Brio product line if that proves to be appropriate.

Jeff Rodek - Hyperion Solutions Corp. — Chairman and CEO

I would say just to emphasize, we see Business Objects and in Crystal as a move to strengthen a BI position. And our focus is on Business Performance Management. Related areas, but with minimal overlap. Certainly, well, the overlap gets bigger, but that’s on the fringes of what we do. We’re a Business Performance Management company.

Adam Holt - J.P.Morgan — Analyst

And just one final question on the environment. You noted it remained difficult in the fourth quarter. We have started to hear some signs from, you know, other vendors that things might be starting to pick up a little bit. Can you comment on the market generally sort of heading into the September quarter?

Jeff Rodek - Hyperion Solutions Corp. — Chairman and CEO

This is Jeff. For practical purposes, we may have new people on the call. We don’t comment on the current quarter, but I think the global environment remains difficult. Some countries worse than others. I think David had a comment a couple of quarters ago that we’ll know when we’ve seen the end of the downturn, when we’re looking back on it. It remains difficult, but we’re very focused on, and growing our software revenue. We’re excited about fiscal year 04.

Adam Holt - J.P.Morgan — Analyst

Thank you.

Operator

And we go next to Hari Srinivasan of Banc of America Securities.

Hari Srinivasan - Banc of America Securities — Analyst

Hi, a question for Godfrey. Godfrey, you mentioned on a year-over-year basis, license revenues in North America declined in the fourth quarter. We have been hearing commentary from other customers that software demand is beginning to pick up in U.S. Can you help us understand the discrepancy here.

Godfrey Sullivan - Hyperion Solutions Corp. — President and COO

Well, all of us are beginning to see some signs of leading economic indicators that are improving. For example, advertising placements and things like that that are leading indicators, starting to see uplift in that. Takes longer for that to translate into longer-term capital structures like Cap Ex that used to purchase enterprise software, but we’re cautiously optimistic. You will always have ups and downs, but we’re cautiously optimistic.

Hari Srinivasan - Banc of America Securities — Analyst

Okay, is there any kind of a sales execution here? I know you had mentioned that in the analyst day that you’re going with kind of an enhanced strategy in terms of attacking accounts and giving it to the indirect resellers.

Godfrey Sullivan - Hyperion Solutions Corp. — President and COO

Yes. That’s correct. We do have a blended model where we have a named account direct sales force along with a channel partner business. We said pretty consistently over the year that the channel business is the piece that takes the longest to establish, and yet, we’re continuing to show good progress on that front. So, as mentioned with our decision to bring American Management Systems on as our government reseller, so, we continue to make progress on all fronts. You always see spotty performances across geographies. You’ll see strengths in some, weaknesses in others. It’s an area of focus. Overall, a reflection of the general business climate.

Hari Srinivasan - Banc of America Securities — Analyst

Okay, a final question on consulting services revenue. You think it’s going to trend up from here or was that just a one-quarter blip, so to speak.

Godfrey Sullivan - Hyperion Solutions Corp. — President and COO

You know, David’s kind of famous for saying we’ll grow consulting revenues, sort of holistically along organically with our license revenue. The Q4 period, the numbers were probably a little higher than you would expect to see on an ongoing basis, but we’re encouraged to see the success they’re having in terms of the customer implementations, the number of live users we have been bringing on board, and of course the improved profitability that we’re delivering through higher utilization rates and bringing the revenue and expense structures more closer in line we’ve described in prior calls, so very pleased with the progress there.

Hari Srinivasan - Banc of America Securities — Analyst

Thank you.

Jeff Rodek - Hyperion Solutions Corp. — Chairman and CEO

I should mention just that by me is Craig Brennan, the CEO of Brio. Welcome, Craig.

Craig Brennan - Brio — CEO

Thank you.

Jeff Rodek - Hyperion Solutions Corp. — Chairman and CEO

go ahead, operator.

Operator

We go next to Tad Piper of U.S. Bancorp Piper Jaffray.

Tad Piper - U.S. Bancorp Piper Jaffray — Analyst

A couple of question on the license services. I guess I’m trying to reconcile the comments on the deemphasis of consulting with a particularly strong consulting this quarter. Maybe you can start by addressing that.

Jeff Rodek - Hyperion Solutions Corp. — Chairman and CEO

Well, this is Jeff. We did very consciously move the consulting business out to our partners, starting two years ago. We rapidly did that. And I think a couple of quarters ago we mentioned it had hit kind of the new level and that what we wanted to do was in concert, in a nice equilibrium with our partners, began organically growing that back up in a partner-friendly way, so I think you seen the beginnings of that. As David mentioned, better utilization. Godfrey, any additional comments?

Godfrey Sullivan - Hyperion Solutions Corp. — President and COO

No, the same thing.

Tad Piper - U.S. Bancorp Piper Jaffray — Analyst

As far as the guidance pushing into September, can you give us any color as to what you expect the license service to expect?

David Odell - Hyperion Solutions Corp. — CFO

Tad, this is David. We don’t give out the guidance in that regard. I Think that Godfrey’s comment on the consulting services revenue was spot on in so far as the, you know, kind of the big pop that you saw there in Q4 is probably, you know, I guess what Godfrey said it was stronger than what you would have expected. That really was the case. I need to see the utilization rates, you know, hold themselves at that level before I expect consulting to continue at that level.

Tad Piper - U.S. Bancorp Piper Jaffray — Analyst

Okay, and then on deal structure, you commented on the cash versus stock part of the deal. You know, looking at the deal quickly, the cash seems like sort of a token gesture. I’m trying to understand that, combined with the stock repurchase, why not just pay more in cash for Brio up front.

David Odell - Hyperion Solutions Corp. — CFO

You know, it’s really a situation where the consideration that you arrive at in a transaction just evolves through a negotiation process. And the combination of part-stock, part-cash was just that. It was the result of a negotiation. You go back and forth in different forms of consideration, overwaiting, underwaiting and at the end of the day, their shareholders really wanted the overweight on the Hyperion stock piece, but there was a cash element.

Jeff Rodek - Hyperion Solutions Corp — Chairman and CEO

For us, we were flexible because we know that we have got significantly strong available cash balances and we’re happy to go that direction. We’re delighted because we think the high percentage of the equity shows the excitement and the commitment and the belief and the Brio team that this combination will be a big, big win.

Tad Piper - U.S. Bancorp Piper Jaffray — Analyst

Okay, just in terms of the guidance, the guidance is a little higher than the current industry consensus. Is there anything you can tell us about — were there any deals that slipped out of last quarter that give you increased confidence for the numbers going into this quarter? .

Operator

anything further, Mr. Piper?

Tad Piper - U.S. Bancorp Piper Jaffray — Analyst

With that question I was .

Jeff Rodek - Hyperion Solutions Corp. — Chairman and CEO

I’ll start — [ Laughter ] This is Jeff. I generally — every quarter you will slip, every quarter you sign deals early in the quarter. I made it a practice to — if the numbers are — they are what they are. You close it, you close. You ship it, you ship. You book what you ship. In this quarter, just looking at our outlook, you know, as Godfrey said, you have ups and downs and the guidance that we have for the first quarter reflects our current thinking. We have been working very hard on demand generation. We came off a very strong user’s conference. The interest in the business performance management is growing. I think the tremendous opportunity of combining these two strong companies in a complementary way will generate more interest, and so the results of all of that, a little Kentucky windage, that’s what the Q1 guidance is. So I’m not going to point to specific slips or how well we have done in the current quarter.

Tad Piper - U.S. Bancorp Piper Jaffray — Analyst

Okay, thanks.

Jeff Rodek - Hyperion Solutions Corp. — Chairman and CEO

You’re welcome.

Operator

We’ll go next to Robert Mattson of Janney, Montgomery.

Robert Mattson - Janney, Montgomery — Analyst

Thanks. Your comment on the consulting revenue, can I summarize that to say that flat to up — I mean you were talking about a lot of bullishness here.

Godfrey Sullivan - Hyperion Solutions Corp. — President and COO

Hi, Robert. How are you doing?

Robert Mattson - Janney, Montgomery — Analyst

Hi.

Godfrey Sullivan - Hyperion Solutions Corp. — President and COO

If there was anything about Q4, it was stronger than we anticipated. I wouldn’t expect the number reported for Q4 is now a new baseline. If anything, it might soften a little bit to a more normalized level in between prior quarters and that one. You always have just a — every quarter has its uniqueness. We had a lot of conplemeatations as going live. I mentioned our live customers on our new suite-based applications has tripled the last year. We had a lot of activity coming to completion, happy with the progress there, but I don’t want to point to that number as a new baseline. There was a the bit of one timish in there and I call it a difference or something like that. I wouldn’t say that’s the new base.

David Odell - Hyperion Solutions Corp. — CFO

Robert, this is David. Keep in mind in EMEA, often the utilization rates will be lower because it’s a holiday, vacation schedules that you see in the quarter.

Robert Mattson - Janney, Montgomery — Analyst

Okay. Also, maybe you can address this, maybe I missed it. The indirect business was lighter than I would have expected, and the percentage bases drifts it down. What was going on there? How does that pipeline shape up? Maybe you say relative, geographic issue or what is going on there? It’s obviously part of our supplemental data schedule.

David Odell - Hyperion Solutions Corp. — CFO

For those of you not having it in front of you, the indirect license revenue was 22% contribution, and while that is down sequentially the last couple of quarters, they have been in the 25, 27, 30% range, the 22 is actually pretty consistent on an annual basis, so when you go back to Q4 of last year, it was 23%. As I recall, it was 21% two years ago. And so what the dynamics that you’re seeing there, Robert is two things. One, Q4 is a very strong quarter for us from a direct standpoint. The end of our fiscal year. You have the commissions, the accelerators, qualifying for president’s club. The other factor is many of our partners report revenues from the royalty report arrears. So, their March royalty report is to pick up in our June quarter, and their March quarter may not be very strong if they’re a calendar year company. That’s why you have a historical, um, drop in our fiscal fourth quarter down into that 21 to 23% range.

Robert Mattson - Janney, Montgomery — Analyst

So are you saying it’s pretty much a one-quarter lag? So if we have a feel for how, say, for example, how the Q1 went, we would compute that to your sense of what calendar Q2 would look like. Is that what you’re saying? One quarter lag. The business hits your books.

David Odell - Hyperion Solutions Corp. — CFO

You report in arrears. That’s exactly right.

Robert Mattson - Janney, Montgomery — Analyst

Okay, the foreign exchange effects. One is net of FX, the license is down 12%.

David Odell - Hyperion Solutions Corp. — CFO

Yes, Robert.

Robert Mattson - Janney, Montgomery — Analyst

Okay, was that — had any particular one of the product line-items and supplemental or was it pretty much evenly distributed across the, I guess you call it 3, categories 2 with an —

David Odell - Hyperion Solutions Corp. — CFO

Looking on my schedule here. So, not necessarily. Not necessarily. Most of the currency volatility we have is coming out of EMEA.

Robert Mattson - Janney, Montgomery — Analyst

Okay.

David Odell - Hyperion Solutions Corp. — CFO

And that’s representative of what we have in the overall portfolio between applications and platforms.

Robert Mattson - Janney, Montgomery — Analyst

Okay. The acquisition, what happens going forward with Analyzer and Scorecards? I know you — I mean you were talking about the crystal coming out. Should we look at these — how should we look at this?

Godfrey Sullivan - Hyperion Solutions Corp. — President and COO

This is Godfrey. As a part of any acquisition, you need to do a lot of road map, product road map planning. The next 60 days, 90 days during the integration period is when the two teams get together and do a lot of product road map activity, but, again, we run two separate companies through the integration and closing period, and we’ll have a lot more to say about that after it’s over. So I prefer not to make predictions around specific product when is we’re sort of on day 1 of our integration activities.

Robert Mattson - Janney, Montgomery — Analyst

Fair enough. One last question, Dave, could you run through, again, I totally missed when you mentioned this quarter? Sounded like there were some one-off charges, maybe G&A, you mentioned about the facilities and something else.

David Odell - Hyperion Solutions Corp. — CFO

I don’t think I would characterize them as buried in G&A.

Robert Mattson - Janney, Montgomery — Analyst

Okay. [ Laughter ] How about go over this. Could you revisit that then?

David Odell - Hyperion Solutions Corp. — CFO

I’m trying to give you a little insight into the, you know, the implied guidance from the operating expense standpoint, right?

Robert Mattson - Janney, Montgomery — Analyst

Uh-huh.

David Odell - Hyperion Solutions Corp. — CFO

In April we talked about it and looked like it would be $121 to $122 million. To help you understand why it creeped up there, there were two items. The first one was we recorded additional facilities-related charges totaling about a million dollars for properties that we exited, or that we’ll be subleasing at a loss.

Robert Mattson - Janney, Montgomery — Analyst

Okay.

David Odell - Hyperion Solutions Corp. — CFO

We have excess facilities in EMEA. We’re not going to occupy the space. We’re going to sublease it. The second thing was that in June, we went ahead and spent an additional $500,000 on demand generation marketing activities.

Robert Mattson - Janney, Montgomery — Analyst

Okay. And obviously the 500 — well, not obviously, should I assume they’re not recurring or should we up or expense levels. I’m looking at your guidance and assume they’ll disappear next quarter.

David Odell - Hyperion Solutions Corp. — CFO

Those should be nonrecurring. I was just trying to highlight them why they came in in Q4 and what they were.

Robert Mattson - Janney, Montgomery — Analyst

Thanks a lot.

David Odell - Hyperion Solutions Corp. — CFO

Uh-huh.

Operator

We go to Frank Sparacino of First Analysis Securities Corp..

Frank Sparacino - First Analysis Securities Corp. — Analyst

David, first for you, can you give us any detail on the 12 to $15 million you talked about in terms of how much of that is head count, facilities related, et cetera.

David Odell - Hyperion Solutions Corp. — CFO

Well, it’s a combination of all of those attributes as you would expect in any acquisition, right, Frank? You know, you look for the operational synergies in the back-office functions. You’re going to look for facilities opportunities and other types of expense savings, infrastructure cost, greater leverage, interesting both Hyperion and Brio used the same release of Oracle for their financials, the same release as SIEBEL for customer relation management, software automation. We see great opportunities to see the two operating platforms together from an infrastructure standpoint. It would really be premature to start calling out head count numbers or targets. It’s really up to the implementation of the integration team to work through that. That’s why I wanted to go ahead and provide for you the 12 to $15 million range.

Frank Sparacino - First Analysis Securities Corp. — Analyst

Sure. Godfrey, if you could give me a sense of your level of satisfaction with the North American direct sales organization, and maybe on a scale of one to five, where are they at today?

Godfrey Sullivan - Hyperion Solutions Corp. — President and COO

Hi, Frank. [ Laughter ] You know, I’m kind of reluctant to do performance reviews for an organization on a conference call. So maybe what I will do instead is say that, you know, as you look through a pipeline, you look through sales activities and the like, I’m very pleased with both the existing team and a lot of the new sales leaders, sales management leaders, that we recruited over the last year. We have some districts in high performance mode. We have some others in startup mode. We have pieces of the business like government where we’re just entering into that market really through a reseller and trying to put focus on that for the first time. Some things are doing extremely well. Field marketing activities are doing great, the number of customers attending our webcast, customer who are attending our solutions. You can go through a lot of stats and make yourself happy and you wind up having a situation where you just don’t close all the business you hoped to close during the quarter. You sort of take your lumps and move on. Optimistic about Q1 and happy about the way the sales force is executing.

Frank Sparacino - First Analysis Securities Corp. — Analyst

Okay, maybe on the acquisition side for a second. Maybe you would like to go back when you — well, first looking at Crystal and obviously Brio was in play in terms of looking for an OEM partner. What pushed you to Crystal at that time I guess that’s the first part of the question?

Jeff Rodek - Hyperion Solutions Corp. — Chairman and CEO

This is Jeff. Several years ago when we announced our new strategy, which I think we’re executed quite well, we said at the time that we felt that the query and reporting area was core and we were going look at build, buy, and partner opportunities. At that time, in looking at the state of the technologies, the business models and our ability to execute an acquisition and the willingness of sellers to sell, the net of what we came out was with Crystals and the OEM partnership, the OEM agreement with Crystal. At the time, we mentioned that we had relatively good experience in the multidimensional side. They had a very OEM-oriented business model and several other items in that area. Now, looking at today, certainly since its core, owning that IP versus renting that IP is a big positive. Brio, is extremely exciting and was not in existence two years ago. And another thing that really caught our eye early this year was the Metrics Builder. That’s a really magical product that we think we’ll be able to take to market in a very strong way. So, the world changes and for those reasons, you keep looking out there and we made the decision that we’re pleased with that led to today’s announcement. David.

David Odell - Hyperion Solutions Corp. — CFO

Frank, one more thing I might add. When we did that Crystal OEM, that was back in the September, October, November time frame of 2001, right, Jeff? We had net cash of $193 million. Frank, we worked pretty hard. Over that time period, we added $175 million of cash to our balance sheet. We’re stronger and more comfortable making an acquisition at this time.

Jeff Rodek - Hyperion Solutions Corp. — Chairman and CEO

If you look at it again, my opening and closing comments. The talent level, the cohesive and the proven execution capabilities of the team here our readiness as an organization to say something like this — take something like this on. On the financial side, organizational. Much more stronger today than two years ago. The fall of 2001, we were just a few months into the new strategy. Godfrey just came on. Let’s say Godfrey’s been here two years now, he’s been here two years before. That’s the main reason. [ Laughter ]

Frank Sparacino - First Analysis Securities Corp. — Analyst

Would would it be fair to characterize the crystal OEM relationship to date as, you know, modestly successful? Secondly should that be a concern going forward in terms of your direct sales organization to effectively sell Q&R?

Godfrey Sullivan - Hyperion Solutions Corp. — President and COO

I would — I would give the Crystal organization compliments for being a great partner over the last year and a half. We managed to create great customers together, did a lot of teaming, we have a high regard for them and wish them the best as they become part of the business object’s company. I have nothing but good things to say about those folks. As we move forward, part of what we have learned by representing those good solutions that they have is what our customers’ needs are in the relational query and analysis areas, really understanding how to bring relational and multi-dimensional data together, understanding some of the management reporting issues, so it’s been a good learning experience for us. I think we have been pretty good partners together. As you move into the future, we now have the opportunity to really make that IP a part of our solution set, so the best integration, the best interoperability, solving the issues like metadata models and user interfaces and security and administrative, all of that requires really that you try to have a tightly integrated product set and we can do that the best by owning the technology. With that said, we fully expect to — accounts around the world to need to partner — in the query and enterprise reporting space. There will be a time when is partnering with Business Objects or Crystal will make good sense in the future. We feel like we have just enhanced both our functional capability, our ability to provide a great set, our customers by a lot, but we also want to acknowledge a good partnership with the folks over the last year and a half and be appreciative of that. It’s all good.

Frank Sparacino - First Analysis Securities Corp. — Analyst

Okay. My last question, I apologize for the long list. Jeff, I guess you were one of the few people that was around at the last merger five years ago almost. Maybe when you step back and look at that combination? What did you learn? What do you do differently today?

Jeff Rodek - Hyperion Solutions Corp. — Chairman and CEO

Well, first of all, you mentioned the last merger. This is not a merger. Number one. There is a difference there. Number two, the geographic proximity, two miles away, headquarters. Number three, cultural fit. Number one, a big number one, vision loss. In discussions with the management team of Brio months back and the vision, Craig sitting beside me, the vision lock is incredible. They wanted to move their company into Business Performance Management. We needed to strengthen our relational and multidimensional blended capabilities, so when you go on down the list, our ability to execute now, the talent that we have, geographic proximity, vision lock on and on and on, should also say the organizational match, you look at how they’re organized and how we’re organized, very similar organization structures which makes the blend of the talent much better. So clear visions, we think it will be a much easier organization geographically cultured, very little product overlap, and another positive, I think, you know, we learned a lot. Not only with our partnership with Crystal, we learned a lot with the planning for and the execution of the acquisition of Alcar. We treated that as a very big serious acquisition. Even though many of us here at Hyperion executive team, um, have done acquisitions in the past, that was the first acquisition of the new management team. The team that has been in place the last couple years, and we executed that well. That built confidence and it’s like any new activity. You need to be able to do it, do it well and together. Many, many, many differences. So, yes, I was around. In fact the main reason I’m here is that didn’t manifest itself as it was expected to manifest. That’s what opened up the job that I’m sitting in, and we’re focused on it. I think I’ll just add, you know, I know this is a big item in a lot of people’s mind, and we’re very excited and confident about this. We spent, I think Godfrey, was earlier this week, maybe over the weekend. We spent, what was it, two hours, I think, going around the room of our exec team, talking about when each of us has been acquired, when we have acquired, what went well, what did not go well. It was kind of a lessons learned resulting in the principles of a good acquisition integration, and I think that’s something we’re going to keep front and center. We’re doing the right thing, we’re going do it right way, and we’re very, very confident.

Frank Sparacino - First Analysis Securities Corp. — Analyst

Thanks, guys. Best of luck.

Jeff Rodek - Hyperion Solutions Corp. — President and CEO

Thank you.

Operator

We’ll go next to Bob Austrian of Banc of America Securities.

Bob Austrian - Banc of America Securities — Analyst

Great, can you hear me?

Jeff Rodek - Hyperion Solutions Corp. — Chairman and CEO

Yes, sir.

Bob Austrian - Banc of America Securities — Analyst

sorry. Just picked up the piece. One more question on the acquisition. Maybe more from the industry and customer side. Can you give us any sense early as it is in the news about this consolidation with query and reporting? What your senses of customers’ feelings, not so much good or bad, but how much disruption or head-scratching do you believe there is in the market or will be in the coming months? This is not in the form of forecast unresolved. I’m trying to gauge what you think the take away is in the field about the dynamics and then I have follow-up questions.

Jeff Rodek - Hyperion Solutions Corp. — Chairman and CEO

Sure, well, I’ll start and let Godfrey — first of all, it was announced at 1:00 p.m. Pacific, and I have been in this room since 2:00 p.m. Pacific, talking with all of you, which I enjoy doing, so, a market reaction, you can probably let me know better and I’ll let you know. I can tell you from the point of we put the strategy together as it’s been crafted and approved the last couple of years to users at the conference, to hundreds and hundreds of sales calls we have. We expect this to be easily understood. Business Performance Management is an idea, an opportunity that customers latch on to quickly, and they quickly see the need to be able to have that ability to gain insight into all of what they do, all the way from the boardroom, the employees on the front line in a way that provides a single version of truth. Data and information integrity. So, we think the consolidation is going on in the industry, clarify the playing fields. We think Business Performance Management is growing in interest and understanding, and we think the combination of these two companies is going to be extremely well-understood. We don’t take it for granted. That’s why our mission statement is to define and lead the Business Performance Management software category. We have continued work to do, and we’re in the great hands and crafting that message to the marketplace, but we’re very optimistic.

Bob Austrian - Banc of America Securities — Analyst

I guess I also wanted to get your feedback, not just on the hour-ago news, but a few days ago with Crystal what you heard from your key accounts where their technology and yours coexist happily, you know, on a scale of one to whatever. What the market’s opinion is or how clear they are about their ability to continue to enjoy the best that both companies has had to offer.

Godfrey Sullivan - Hyperion Solutions Corp. — President and COO

This is Godfrey. I suspect all of you are asking — why Crystal chose to sell the company as opposed to proceed with their S-1 and take the public route. It speaks to the consolidation going on in the enterprise software state. You see it happening in multiple sectors. It’s not much of a surprise that it would affect a company trying to go out, a private company trying to go out, you know, in the BI sector. We view the Bob J Crystal combination as a BI consolidation plan. We look at our own activity with preview that more — Brio and view that more complementary. We’re a business performance company, and we said consistently that we have used the whole query and reporting dashboarding area as a piece of the technology stack that we need to bring in toward have a complete Business Performance Management solution. So we view this as a little more complementary. Certainly it’s great for the Brio customer base in terms of continued support and expansion in their capabilities and, of course, the synergies that we get — works better and better with ours. We view this acquisition as a complement to the business performance management solution set as opposed to a, you know, a consolidation of the BI space, which is clearly something that is underway.

Bob Austrian - Banc of America Securities — Analyst

Sure.

Jeff Rodek - Hyperion Solutions Corp. — Chairman and CEO

What I want to do, I know you have a follow-up question. I want to toss this to Craig for his comments on how customers in his view see this and how clear they see this or how confusing it might be, and any other comments on this combination.

Craig Brennan - Brio — CEO

Yeah, a couple of things. Jeff and I first met, I think, about two years ago, and had some early conversations off and on. Over nine months ago, when we had our strategic planning session at Brio and the executive committee, we saw the consolidation coming. We analyzed several different companies and our number one choice as a consolidation came was Hyperion. So, we have been seeing Hyperion as a complementary and great choice for Brio in the last few quarters. Number two, we have actually been technology partners since 1996. So we have a variety of customers out there that are already using Brio on top of Essbase, both for the finance area and educational area. We have the same enthusiasm from our side, great complements on two types of software coming together to help drive business performance everywhere in the organization. So I think a lot of customers will see this as a very strong combination and clearly, it takes away the concerns that some of our customers or prospects, had around viability and size. You know, we may have some prospects that have great technology but are you going to be around in two, three, four years. Now, they can have that confidence. We see it as a very, very positive thing.

Bob Austrian - Banc of America Securities — Analyst

Great, thanks for the answer. My other question is more of a financial housekeeping. I didn’t quite catch all of what you said about this quarter’s allowance for doubtful accounts and write-offs. I wonder if you could review that and help make sure we have it correct in terms of the ship, if any, this quarter in allowance with the account .

David Odell - Hyperion Solutions Corp. — CFO

As an aging invoice gets greater and greater, we have greater loss reserve. Think about it that way, 1%, 10%, all the way up to reserving a receivable 100%. Make sense?

Bob Austrian - Banc of America Securities — Analyst

Sure.

David Odell - Hyperion Solutions Corp. — CFO

We will do that on a portfolio basis and then we will also look at specific invoices, that might require based on their circumstances, a larger reserve. That’s how we determine and evaluate the adequacy of allowance for doubtful accounts. Then you book the provision, you book the provision which flows through the income statement to increase the allowance as necessary. And so inside that allowance account every single month, you have provisions that you make and you have net write-off. In the fourth quarter, our provisions totaled $419,000. And our net write-offs totaled $2.6 million. And then you will notice that the accounts receivable allowance account has gone down, so I was highlighting for people is that it’s gone down because the portfolio is so much more current today. The metric that I just called out was on June 30, 88% of our accounts receivable invoices are less than 90 days. So it’s a very straight forward approach, but I had a couple of questions on that. I wanted to explain that. Does that help?

Bob Austrian - Banc of America Securities — Analyst

Yes, that’s perfect. The last component is in the last couple of quarters, I know we can find it in the financials, can you rattle off what the provision was in the last one or two quarters, 419 provision?

Jeff Rodek - Hyperion Solutions Corp. — Chairman and CEO

Why don’t I do this. David is searching to give you the exact answer. We’ll take the next question when. He’s got that, he’ll come back, okay.

Bob Austrian - Banc of America Securities — Analyst

Thank you very much.

David Odell - Hyperion Solutions Corp. — CFO

At my fingertips, Jeff.

Jeff Rodek - Hyperion Solutions Corp. — Chairman and CEO

Thank you, David.

David Odell - Hyperion Solutions Corp. — CFO

The total provision — provision in FY03, Bob, was $5.8 million. Basically 1.1% of total revenues. Thank you.

Bob Austrian - Banc of America Securities — Analyst

Okay.

David Odell - Hyperion Solutions Corp. — CFO

Does that help?

Bob Austrian - Banc of America Securities — Analyst

Thank you very much.

Operator

We go next to Brent Williams with McDonald Investments.

Brent Williams - McDonald Investments — Analyst

Okay, let’s see. When you talked about the $500,000 in the quarter for demand generation activities, is that principally advertising direct mail, seminars, like the Sarbanes-Oxley ones, stuff like that, which programs was that?

Jeff Rodek - Hyperion Solutions Corp. — Chairman and CEO

Brent, just for you, we have a special guest star to answer your question. Nazhin Zarghamee to answer your question.

Nazhin Zarghame - Hyperion Solutions Corp. — CMO

Hi. In fact, all of the above. We kicked off a compliance campaign. It was largely to initiate that and move forward in a very targeted and direct approach to the market.

Brent Williams - McDonald Investments — Analyst

Okay and sort of related to that, is there any change sort of to the pipeline fill rate because of the extension in the position of Sarbanes-Oxley From September to next year? Does that create new people who were sort of hopeless of having a solution in place, now they have almost a year to get their act together? Is that a factor in the pipeline for the next quarter or two?

David Odell - Hyperion Solutions Corp. — CFO

Brent, this is David. I can’t speak to weather it’s a pipeline filled, but what you have is through that deferral, you’re allowing CFOs and their organizations to go out there and take a more robust approach. The rules around Sarbanes Oxley and the 404 certification and the activities we have to take to fulfill those requirements still haven’t been defined. So people are scrambling to figure out what needs to be done. The deferral pushes it out, gives the companies a window to really evaluate what their requirements are. Anecdotally when I talk to my peers at various functions, you do hear about that requirement to demand the interest. So more of an environmental factor.

Jeff Rodek - Hyperion Solutions Corp. — Chairman and CEO

We’re nervous about having Nazhin answer the pipeline question. She will give you the half full and David will give you the half empty. I think you have additional comments.

Nazhin Zarghame - Hyperion Solutions Corp. — CMO

My additional comments as we have been seeing at Web seminars we have been holding with Bearing Point, as well as Arthur Levitt and a whole host of industry luminaries out there. There is a tremendous level of interest, and I think there is a bit of education going on, a bit of, you know, understanding what — how solutions fit in their stack before they make a final decision.

Brent Williams - McDonald Investments — Analyst

Okay. Great, and then sort of moving on to nit picking on the merger, to Mr. Brennan over there. How much available square footage do you have at your headquarters and what is the body count at headquarters in total there?

Jeff Rodek - Hyperion Solutions Corp. — Chairman and CEO

I’m going to defer that to Mr. Collins.

Brent Williams - McDonald Investments — Analyst

So, Craig’s here also? Oh, we have Craig 1 and Craig 2. Good.

Craig Collins - Hyperion Solutions Corp.

You have the numbers backwards there. [ Laughter ] We have in our building in Santa Clara, we have — the building is 141,000 square feet and two floors over there are completely empty.

Brent Williams - McDonald Investments — Analyst

Okay. And what’s — how many people do you have in Santa Clara?

Craig Collins - Hyperion Solutions Corp.

Boy, I don’t know the exact number off the top of my head, but it’s probably in the high 200s. If I had to guess.

Brent Williams - McDonald Investments — Analyst

Okay. And then for David, what kind of available square footage do you have in Sunnyvale? Are you guys pretty full or do you have some room?

David Odell - Hyperion Solutions Corp. — CFO

Brent, I think we’re going down into that path of questions where it’s — bing the integration planning. What we need to do is allow the integration team to work through the real estate and facilities planning and how that all flows through.

Jeff Rodek - Hyperion Solutions Corp. — Chairman and CEO

What we can’t say — I think we have 5, 6 open cubicles in our building, maybe two open offices. Sunnyvale for Hyperion is full.

Brent Williams - McDonald Investments — Analyst

Correct.

Jeff Rodek - Hyperion Solutions Corp. — Chairman and CEO

Although we haven’t packed the second floor. We’re full in our building, and what we’re looking at, we definitely want to consolidate headquarters, we’re looking at several options in the area. Number one, a lot of integration planning has yet to be done. Number two, the last thing I want to do is tip off any landlord that knows we’re looking at one building more than another. Because right now the markets remains weak out here. It’s a good time for us to find an ideal solution to get these great people together, focus on service and customers. Once we can do that and the planning’s done, we’re going to do it. We’ll let you know.

Brent Williams - McDonald Investments — Analyst

Okay.

Jeff Rodek - Hyperion Solutions Corp. — Chairman and CEO

And we’ll let you know when we have that decision made.

Brent Williams - McDonald Investments — Analyst

Okay, can you give me an idea of the finally, the customer count that bought Crystal through you as opposed to people who already had crystal lying around.

Godfrey Sullivan - Hyperion Solutions Corp. — President and COO

No, we have not. This is Godfrey. We have not published crystal’s specific customer information.

Brent Williams - McDonald Investments — Analyst

That’s it for me, thanks.

Jeff Rodek - Hyperion Solutions Corp. — Chairman and CEO

Thanks, Brent. Operator, any other questions?

Operator

We go next to Kash Rangan of Wachovia Securities.

Kash Rangan - Wachovia Securities — Analyst

Thank you very much. Congratulations. One, can you give us metrics on migration from the old legacy pillar and enterprise product and the current version. I have a couple of follow-ups.

Jeff Rodek - Hyperion Solutions Corp. — Chairman and CEO

Migration from enterprise and pillar customers to the new suite-based apps?

Kash Rangan - Wachovia Securities — Analyst

Yes, how many customer — I thought back in the user conference you talked in the range of 300 to 500. Any update as to where it stood at the end of the June quarter?

Jeff Rodek - Hyperion Solutions Corp. — Chairman and CEO

David’s checking here.

David Odell - Hyperion Solutions Corp. — CFO

I have the migration stats for you. When you think about stats, you think about people migrating from enterprise to financial management. The metric is of those customers who purchased financial management in the quarter, what percentage of those were existing enterprise customers migrating and in the fourth quarter, it was 41%.

Kash Rangan - Wachovia Securities — Analyst

Okay.

David Odell - Hyperion Solutions Corp. — CFO

Very consistent with our prior quarters, previously 38%, 44%, 33%.

Kash Rangan - Wachovia Securities — Analyst

Okay.

David Odell - Hyperion Solutions Corp. — CFO

And then when you think about migrating from pillar to planning, again, we have seen good consistency here now for three quarters in a row. The migration statistic is 32%.

Kash Rangan - Wachovia Securities — Analyst

Okay.

David Odell - Hyperion Solutions Corp. — CFO

Going back in time, so everyone has that data point, it was 27%, 30, and 12.

Kash Rangan - Wachovia Securities — Analyst

And a combined — if you were to look at the number, total number of customers you have that have migrated from the older versions to the current versions, what does the total number look like? You mentioned a range of 300 to 500. What is that number now?

David Odell - Hyperion Solutions Corp. — CFO

All right, we can work through the map.

Kash Rangan - Wachovia Securities — Analyst

Yeah —

David Odell - Hyperion Solutions Corp. — CFO

I was just doing the math in my head here. Between the two, we probably added a hundred in Q4

Kash Rangan - Wachovia Securities — Analyst

Okay. terrific.

David Odell - Hyperion Solutions Corp. — CFO

Okay.

Kash Rangan - Wachovia Securities — Analyst

Yeah. Great, and a follow-up question. How do you manage the Brio acquisition? I know that strategically you have talked about Hyperion becoming more and more of an applications company, but looks like we’re adding another piece of BI infrastructure here. How do you overcome sales execution issues and having a business oriented sale. At the same time, having a platform-oriented sale, and are you going to be reporting Brio’s numbers as part of your technology numbers?

Jeff Rodek - Hyperion Solutions Corp. — Chairman and CEO

Okay, a bunch of questions there. Well, first of all, for — we don’t see this as a radical change. We have been selling applications and platform for years. We have an application supported sales philosophy which will continue, but as part of applications, people need reporting, people need analysis, what we have been offering off the Essbase side of our business is the ability for customers to build tailored applications, much of what Brio does is operational analytics and all departments across the enterprise. And I’ll have Craig describe a couple of the, you know, kind of the operational applications people use, so we think it strength and strength in that opportunity and we are quite comfortable selling the mix. In fact, if you look at, say Gardner, their definition of what a company has to have to be a player in this space, you have to have the platform and applications. What I would like to do is have Godfrey talk about some of the ideas on how we’re going to be rolling this out in terms of the selling strategy and any additional comments and then, Craig, if you mentioned a couple of examples of customers and how they use Brio products for an application in an area outside of finance, we think will be great for us to expand into every corner of the enterprise.

Godfrey Sullivan - Hyperion Solutions Corp. — President and COO

Okay. I can talk about this for a long time, so I’ll try to keep it brief. When we, over the last several quarters, we have been specific over how we’re going use the cash to acquire additional technology. The preference was adjacent applications, improving our analytical and reporting platform and then pure consolidation place. So, last quarter we acquired the Alcar group as an adjacent application. This quarter, it’s an enhancement to our platform, consistent to what we have been saying over the last year, and I can say why I’m excited about having this solution set. Our sales force runs with into this customer requirement all the time. And our reporting capability as a company really resides in the financial reporting area, but we have holes in the line that we have been plugging with an OEM relationship that really had to do with the ability to query or do analysis against both transactional and relational data as well as multidimensional. Also, the whole enterprise reporting space. So that whole — now we’re able to create customers out of that solution need and keep them, so that’s really exciting. We’re able to sell more dollars on every sales call and every transaction. That’s exciting. Clearly the Brio customer base and the usage of those solutions is primarily outside of finance, where ours is inside, so that’s a completely complementary expansion of our customer coverage, and, of course, the functionalities almost a complete match with what we needed and almost zero overlap. I could go on. I’m excited about it on the sales execution basis for all of those reasons.

Jeff Rodek - Hyperion Solutions Corp. — Chairman and CEO

As a transition to Craig, a simple way to think about it is the tailored applications we have been enabling for years really have a rich multidimensional capability, whereas the tailored applications and operational applications that Brio’s offered are stronger from the relational side. Examples of those, I’ll toss it to Craig.

Craig Brennan - Brio — CEO

One of the example is from why, again, this combination is so powerful is Brio is literally used on every desktop in an enterprise, whether in sales and marking, logistics, in school systems, governments, just its use for a wide variety of areas. Even today as partners, Brio is used with Hyperion at Toyota, North Face,

Motorola, Fizer it is in the financial areas, but put it in the financial areas and customer areas, human resources, marketing, sales and markets, supply chain management, so, again, there is lots of different combinations and really, the key thing for us is when we go after larger deals inevitably, we need to get over to finance and up to the CFO where we had a lot of difficulties getting to leveraging that, the relationships in finance combined with the operational sight. Again, horrible combination.

Jeff Rodek - Hyperion Solutions Corp. — Chairman and CEO

Don’t forget ease of use. Brio is well known for tremendous ease of use, kind of runs, pops out of the box, runs, a beautiful enhancement for Hyperion where we have been known to feel relatively more in finance, but power users. Another great complementary, edition here and our sales force is going to love it because our customers are going to love it.

Kash Rangan - Wachovia Securities — Analyst

Fantastic. Finally, can you talk with the implications of your comperative — of the Brio acquisition? Thanks.

Jeff Rodek - Hyperion Solutions Corp. — Chairman and CEO

I hope we win a — I hope we win a higher deal. Until we’re winning 97 out of a 100, we’re not going to be happy. Once we get to 97 out of a hundred, I would like to win 100 out of a 100. It doesn’t probably help regulatory approvals, but that’s how you have to think about it going into the marketplace. We have a long way to go-between the market share we have, 97 and a 100, but that’s the attitude we’re going to take going to the market place. Tough out there, but this gives us a better shot at winning far more often than we’re losing. They’re competitor number one. Operator.

Operator

We go next to Jeffry Fan at UBS.

Jeff Fan - UBS — Analyst

It’s Asheef Lalani for Jeff Fan. Could you go over that again exactly in what you plan to do first and second?

Jeff Rodek - Hyperion Solutions Corp. — Chairman and CEO

The integration plan you had mentioned the three phases of the integration plan.

Godfrey Sullivan - Hyperion Solutions Corp. — President and COO

Well, the first phase of it is really to take the — we have several products that work well today that are compatible with each other. We need to improve, continuing to extend the word between our platform, our Essbase XTD platform and our Brio, query, and reporting products. In essence, you can divide it into two parts. One part is the integration work we do is two separate companies and then the giant development we do as a combined company. So there is just product road map work that goes on in both phases. One, we do a lot of planning together. Their developments — development teams plan one side. It becomes one development organization. You can move from planning and lightweight work and the deeper-level activity. That’s the easiest way to think about it.

Asheef Lalani - UBS — Analyst

One of the key goals you mentioned in the past was having a common look and feel to the products. Does this delay that process at all?

Jeff Rodek - Hyperion Solutions Corp. — Chairman and CEO

This accelerates that opportunity.

Asheef Lalani - UBS — Analyst

How so?

Jeff Rodek - Hyperion Solutions Corp. — Chairman and CEO

Well, that’s an easy answer that the CEO gets and now, Godfrey will tell you how we do that.

Godfrey Sullivan - Hyperion Solutions Corp. — President and COO

It’s a fair question. We have spent quite a bit of time of bringing the desktop flavor as well as browser based the HTML, both together and making them consistent across all the product lines, both the applications and the various platform and reporting tools. Now, of course, we have the Brio user interface different from ours. As you do integration planning you say take the best out of the interface experiences that we have and make sure we’re driving that together. Yeah, you know, you’re then presenting two user interfaces to the world that are different. That’s part of the development work. Use them together and take the best of both worlds. Make sure the customer has a delightful experience at the end of it.

Jeff Rodek - Hyperion Solutions Corp. — Chairman and CEO

There is a lot of work to be done. Where we’ll number two to three years, we’ll number a far better place than we would have been without this.

Craig Brennan - Brio — CEO

One thing I can add from the Brio side, within Brio 8 in new installations and whether it’s Essbase and in areas, you can literally get it up and running within a day and build solutions on top of existing data sources. So, I guess from a customer’s perspective, you can move quickly to start taking advantages of the combinations as the products get more integrated over time.

Asheef Lalani - UBS — Analyst

Great, one more question. In terms of the sales force, do you plan to have an integrated sales force sales force, selling both slugs or would they be separate?

Godfrey Sullivan - Hyperion Solutions Corp. — President and COO

I would like for the integration team to have a chance to look at all the ways we’re organized, look at the way the Brio teams are putting together and make sure we’re doing the best thing. Give us time on the integration before we come back with an answer to that. I will tell that you today, in every business performance management sell, there is a customer need for the solutions that Brio represents. I fully expect our existing sales force would be able to sell the query, the analysis, the reporting and dashboarding solutions. That part of it. I don’t worry too much about that. Probably another level of that question would be also for future consideration is that the Brio sales force’s expertise is primarily in the areas outside of finance. They do a great job in the operating side of organizations, and we want to make sure that we capture and maintain the expertise that represents. We’ll be looking at all the organizational structure possibilities and taking that into consideration to come up with the best possible answer.

Asheef Lalani - UBS — Analyst

Okay, thank you very much.

Jeff Rodek - Hyperion Solutions Corp. — Chairman and CEO

Next question.

Operator

We’ll go next to Mark Murphy with First Albany.

Mark Murphy - First Albany — Analyst

Someone on the team made a comment, I think on the last analyst day, or set the expectation that reporting technology would commoditize over time, and that lower price points would be brought on by Microsoft entering the market. Just curious. Do you still view it that way?

Godfrey Sullivan - Hyperion Solutions Corp. — President and COO

I probably made that comment, but I was hoping to blame somebody else. I do have a belief about that, you know, there’s no question in my mind one of the motivating factors in Crystal electing to sell the company as opposed to go public was based on looking out in the future and seeing another 800-pound gorilla coming to the market with a reporting solution, that would have a high overlap with their primary core product. So, for the BI players, I would suggest that there is some consolidation that will continue in the future and there will be continued price pressure on the generic reporting tools. Yeah, I believe it then and believe it now. To us, the difference is we view query reporting analysis, dashboarding and the like as a part of the function of the Business Performance Management solution set. We have said very consistently that is sort of like 10 to 15 cents of a dollar to us not the dollar. So if I were a company that only did that as a dollar and that was my only core offering, I would probably sleep less at night. We feel our business strategy, which is a Business Performance Management company leading with applications, supporting with platform and a highly integrated family of products, it’s the right functionality for us. We can — I think we have more flexibility around price points, seating strategies and user accounts and everything else. I’m very happy with the way this combination works for us, no matter what the competitive environment.

Mark Murphy - First Albany — Analyst

Okay, and then, thank you, Godfrey. To that question, maybe this is for Craig. It’s difficult now looking at Brio’s reported numbers, difficult to try to disaggregate that and estimate the part of that pie that might relate to the described or SQR technology. Do you have any feel for that?

Craig Brennan - Brio — CEO

Well, we have always talked about around historically that around 60% of our revenues are associated with business intelligence. 20% on the portal and 20% with SQR. Now, as we have modified our approach over the last year or so, going to market with the suite prior to Brio 8, you know, we have integrated those sales. It’s harder to track. We see a lot of customers nowadays buying the entire suite, buying all three capabilities. With Brio 8, the portal is built into the platform.

Jeff Rodek - Hyperion Solutions Corp. — Chairman and CEO

Operator, we’re — thanks, Craig. We’re going to go a little over 5 minutes more. We have very important employee meetings we need to get to this afternoon. We’ll take a couple more questions and then we’ll need to break this off. I forgot, there was one question we didn’t answer, about how we will report in the future. I will just say there was a question where we will put their products, whether it’s platform, so, again, the joy of delegation. If you have suggestions on how you would like to — us to improve the clarity of the information we provide into the business model and our overall performance to help you build your models and understand how you’re doing, please send your cards and letters into Linda Snyder. The first quarter of the new fiscal year is a good time to make any changes in that regard, and this year we’ll tee that up so we can better provide visibility into how our company’s doing with the combined organization. Operator, next question.

Operator

We’ll take the final question from Nathan Schneiderman with Wedbush Morgan Securities.

Nathan Schneiderman - Wedbush Morgan Securities — Analyst

Can you talk about the tie ratio of Crystal with your current sales of financial applications in your current sales of Essbase maybe on a percentage basis?

Godfrey Sullivan - Hyperion Solutions Corp. — President and COO

Nathan, this is Godfrey. How are you doing?

Nathan Schneiderman - Wedbush Morgan Securities — Analyst

Good.

Godfrey Sullivan - Hyperion Solutions Corp. — President and COO

Good. Hey, just a quick response to that would be that our reporting product we have sold primarily with our applications, so where we have sold Crystal often had more to do with a platform sale than it did with an application sale. Beyond that, we haven’t broken out percentages. To me, the power of bringing these two companies together is unifying our strength and financial reporting and their strength on the operational side for an eventual unified solution, so, that was a historical nature of our Crystal relationship if that answers your question.

Nathan Schneiderman - Wedbush Morgan Securities — Analyst

Maybe let me ask it this way. Do you — can you give us any sense, maybe, an estimate of the annual revenue you believe is going to Crystal because of the relationship.

Jeff Rodek - Hyperion Solutions Corp. — Chairman and CEO

That’s not —

Nathan Schneiderman - Wedbush Morgan Securities — Analyst

A ballpark.

Jeff Rodek - Hyperion Solutions Corp. — Chairman and CEO

We can’t provide that information because that’s very important Crystal information — information that we’re not allowed to report on. It’s relative — small. Small. And the percentage of — in terms of the size of their company, and as far as what Godfrey’s saying the drag along, most of the Crystal was pulled by the platform as it — pieced to pulled by the applications, unless it was a full suite sell. Okay, do you expect for T-104, do you expect application license to be up year-over-year? Well, we don’t — we don’t break out the — the guesstimate in terms of license revenue and never broke it out by products, but if David wants to give color, I will open it up to him.

David Odell - Hyperion Solutions Corp. — CFO

What we have seen over the past five quarters, four of the past five quarters is the application-led platform supported strategy has manifested itself in the splits. So, this quarter we had 54% applications, 46% platform. Nathan, you’ring asking about Q1 of FY04. If we go back to Q1 of FY03, we had a 53/47. 53% applications, 47% platform. There is nothing different in our business model and our go-to-market strategy and our product revenue mix sitting here today that would indicate a change in that relative mix.

Nathan Schneiderman - Wedbush Morgan Securities — Analyst

Could you discuss the switching to Essbase for a second. Could you discuss the sale of Essbase sales to applications? What percent of the time would you say the Essbase is sold with the financial applications as oppose to an independent technology sale? Also on that, what percent of the maintenance base do you believe is coming from the Essbase product?

Godfrey Sullivan - Hyperion Solutions Corp. — President and COO

Hi, Nathan, this is Godfrey. I can’t give you a statistical answer but I’ll give you one that has color to it. The Hyperion planning product now includes a license for that, that use of Essbase. So when you ask about a tie of the platform to the application, in that case, it’s 100%. The license comes with it is not one for enterprise deployment, but in the Planning application, but in that case, you have a — think of it as a hundred percent of tax rate. On the Hyperion management side, it’s not necessary to use Essbase to use Hyperion Financial Management, although we do have Essbase as a additional optional functionality. If you want what we call extended analytics, you want to export the data from Hyperion Financial Management into an Essbase cube using extended analytics, that option is available. But in theory, you would buy then an Essbase license. Most customers who are acquiring either Planning or Hyperion Financial Management will take that into consideration during the evaluation phase of the opportunity and then decide what, if any, mix they need to have. And, of course, to make it more complicated, we have several bundles that include all of the above. So, it’s a little hard to give you a statistical answer, but you just have to think about it in terms of planning is a hundred percent tax rate with Hyperion financial management it’s an option. That’s the way customers view it.

Nathan Schneiderman - Wedbush Morgan Securities — Analyst

On the maintenance side?

Jeff Rodek - Hyperion Solutions Corp. — Chairman and CEO

We don’t brake out our maintenance by-product unless David — unless you have changed your — your philosophy since yesterday. [ Laughter ]

David Odell - Hyperion Solutions Corp. — CFO

The maintenance, Nathan, really follows the product install base mix that we have shown on those overlapping charts. The overlapping circles. So if you think back on the company relative strength of the products, enterprise, Essbase, very, very strong. Pillar came out later, not quite as large as enterprise. The relative relationships do prove themselves out when you look at the maintenance base.

Nathan Schneiderman - Wedbush Morgan Securities — Analyst

Okay.

David Odell - Hyperion Solutions Corp. — CFO

A portfolio respect the renewal rates are remaining consistent in the 90-92% range. On both sides.

Nathan Schneiderman - Wedbush Morgan Securities — Analyst

Final question. When are you able to buy stock under the new $125 million authorization. Any sense how you aggressive you may be? Thank you.

Godfrey Sullivan - Hyperion Solutions Corp. — President and COO

Yes, so there is some insider, or self-dealing regulations that preclude it from going into the market tomorrow. We really have to wait until the S-4 registration is filed and we expect that sometime in August. You know we will not be in the market before that, Nathan. We have to make sure the market is informed-too-of any significant change in the company, the financial disclosures before we’re allowed to go in.

Jeff Rodek - Hyperion Solutions Corp. — Chairman and CEO

Okay. Thank you very much. With that, I want to thank everyone for your endurance in this rather long call and you’re very proactive participation. I hope you share our excitement about fiscal year ‘04, that we have entered, and we look forward to talking with you again at the end of our September quarter. Thank you very much.

Operator

That will conclude today’s Hyperion Solutions Corporation conference call. We thank you all for joining us and have a great day.